UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2004.

Commission File Number:  0-28792

CANALASKA VENTURES LTD.

(Translation of registrant's name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___

Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____

       No:  __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___CanAlaska Ventures Ltd._________

Registrant

_____"Taryn Downing"____________

Taryn Downing (Corporate Secretary)

_____May 31, 2004______________

Date

FINAL APPROVAL RECEIVED ON PURCHASE AGREEMENT OF TWO MINERAL PROPERTIES LOCATED IN THE CASCADE CREEK AREA OF NEW ZEALAND

CanAlaska Ventures Ltd. (the "Company") is pleased to announce that further to the Company's news release of November 28, 2003 and TSX Venture Exchange Bulletin dated March 4, 2004, the Company has closed the transaction regarding the acquisition of it's first New Zealand Projects, the Cascade Creek Projects.

The Company has issued shares in connection with the acquisition which have been legended to state a hold period until July 11, 2004.

The Projects are located in the Buller/Reefton area. The Reefton Gold Field, on the West Coast of the South Island, produced more than 2 million ounces (62 tonnes) of gold from 1870 until 1951.  The Cascade Projects are located NW of the Reefton Gold Field in mineralized granites, and have striking similarities to the 5.6 million ounce Pogo Deposit under development by Teck-Cominco in Alaska, according to Curt Freeman, principal of Avalon Development Corp, experts in Alaskan style gold deposits. Avalon has been responsible for many gold discoveries within the State of Alaska. Mr Freeman has been instrumental in reviewing CanAlaska's potential acquisitions in New Zealand.

About CanAlaska

CanAlaska is a diversified mineral exploration company focused on gold diamond, and platinum projects in Alaska, British Columbia, Labrador, Ontario and Quebec CanAlaska's business model since inception has been to use the option/joint venture model (JV) with Major and Mid-tier mining companies and with well-funded Junior exploration companies. Management's objective is to maintain attractive capital structure by creating shareholder wealth through the exploration and development of diversified mineral projects on an international scale. The company is currently negotiating on various precious metal and base metal projects in Canada, United States, and New Zealand.

For further information, please contact our Investor Relations Department at Toll Free 1-800-667-1870.

On behalf of the board of directors

Harry Barr, President

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release:  CUSIP#137089108

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC  V6M 2A3

Item 2: Date of Material Change

March 17, 2004

Item 3: Press Release

A Press release dated and issued March 17, 2004 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

Final Approval Received on Purchase Agreement

Item 5: Full Description of Material Change

See attached news release

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____March 18, 2004_____________

Date

"Taryn Downing"

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary____________

Official capacity

B.C. FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of:
X	Schedule A
Schedules B & C

ISSUER DETAILS:

Name of Issuer:	CanAlaska Ventures Ltd.
Issuer Address:	2303 West 41st Avenue, Vancouver, B.C. V6M 2A3
Issuer Fax No.:	(604) 688-2582
Issuer Telephone No.:	(604) 685-1870
Contact Name:	Harry Barr
Contact Position:	President
Contact Telephone Number:	(604) 685-1870
Contact Email Address:	ir@canalaska.com
Web Site Address:	www.canalaska.com
For Quarter Ended:	2004/01/31
Date of Report:	2004/03/29

CERTIFICATE:

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS.  A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.  PLEASE NOTE, THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Harry Barr"	Harry Barr	2004/03/29

"Bernard Barlin"	Bernard Barlin	2004/03/29

CANALASKA VENTURES LTD.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

31 JANUARY 2004 and 2003

Prepared by Management

These financial statements have NOT been reviewed by the Company's auditor

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 1
Consolidated Balance Sheet

Canadian Funds

ASSETS	January 31 2004	April 30 2003
Current
Cash	$1,438,964	$147,469
Accounts and advances receivable	19,663	24,958
Portfolio investments (Note 4)	439,402	412,575
	1,898,029	585,002
Restricted Cash - Flow-Through (Note 9b)	733,348	65,886
Long-Term Investments (Note 5)	1	1
Mineral Property Costs - Schedule (Note 6)	1,860,786	1,760,186
Capital Assets (Note 7)	67,577	50,216
	$4,559,741	$2,461,291

LIABILITIES
Current
Accounts payable and accrued liabilities	$36,056	$54,710
Current portion of loan payable (Note 8)	-	7,350
	36,056	62,060
Loan Payable (Note 8)	-	-
Continued Operations (Note 1)
Commitments (Note 12)

SHAREHOLDERS' EQUITY
Share Capital - Statement 2 (Note 9)
Authorized:
100,000,000 common shares without par value
Issued and fully paid:
26,864,439 (April 30, 2003 -14,675,117) shares outstanding	21,228,473	18,706,926

Contributed Surplus (Note 9ci)	10,912	-
Deficit - Statement 2	(16,715,700)	(16,307,695)
	4,523,685	2,399,231
	$4,559,741	$2,461,291

ON BEHALF OF THE BOARD:

"Harry Barr"                                             , Director

"Bernard Barlin"                                      , Director

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 2
Consolidated Statement of Changes in Shareholders' Equity
Canadian Funds

Common Shares			Accumulated
	Number	Amount	Deficit	Total
Balance - 30 April 2000	6,568,281	$16,692,177	$(11,424,404)	$5,267,773
Issuance of shares for:
- Private placements	3,255,778	1,405,200	-	1,405,200
- Exercise of warrants	325,000	74,750	-	74,750
Share issuance costs	71,724	(45,157)	-	(45,157)
Loss for the year	-	-	(3,267,300)	(3,267,300)
Balance - 30 April 2001	10,220,783	18,126,970	(14,691,704)	3,435,266
Issuance of shares for:
- Private placements	1,900,000	190,000	-	190,000
- Properties	720,000	161,600	-	161,600
- Finders' fee on property	75,000	13,500	-	13,500
Share issuance costs	-	(22,444)	-	(22,444)
Loss for the year	-	-	(1,057,328)	(1,057,328)
Balance - 30 April 2002	12,915,783	18,469,626	(15,749,032)	2,720,594
Issuance of shares for:
- Private placements	1,466,667	170,000	-	170,000
- Properties	235,000	60,550	-	60,550
- Finders' fee on property	25,000	6,750	-	6,750
- Share issuance costs	32,667	-	-	-
Loss for the year	-	-	(558,663)	(558,663)
Balance - 30 April 2003	14,675,117	$18,706,926	$(16,307,695)	$2,399,231

Issuance of shares for:
- Private placements	11,363,944	2,426,130	-	2,426,130
- Exercise of warrants	588,333	84,417	-	84,417
- Exercise of options	40,000	6,000	-	6,000
- Properties	50,000	5,000	-	5,000
- Finders' fee	147,045	-	-	-
- Share issuance costs	-	-	(55,129)	(55,129)
Loss for the period	-	-	(352,876)	(352,876)
Balance - 31 January 2004	26,864,439	$21,228,473	$(16,715,700)	$4,512,773

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 3
Consolidated Statement of Loss
Canadian Funds

	3 Months Ended January 31	3 Months Ended January 31	9 Months Ended January 31	9 Months Ended January 31
	2004	2003	2004	2003
General and Administrative Expenses
Consulting fees (Note 9ci)	$60,030	$17,955	$114,588	$46,593
Management fees	26,152	22,050	72,090	66,150
Accounting and audit	6,450	8,772	10,450	20,672
Insurance, licenses and filing	9,755	5,187	39,048	32,431
Rent	10,004	10,004	30,011	30,011
Shareholder relations	45,554	1,971	60,834	36,392
Wages, commissions and benefits	11,500	7,380	29,994	21,894
Office and miscellaneous	18,791	5,308	27,382	26,295
Travel, food and lodging	16,317	2,962	24,338	19,241
Bank charges and interest	492	1,346	1,557	4,564
Legal fees	1,422	-	4,424	132
	206,467	82,935	414,716	304,375
Other Items
Mineral property costs written off	-	-	-	-
Write-down of investments (Note 4)	-	-	-	-
Foreign exchange, net	-	-	-	-
Loss from equity investments	-	-	-	-
Corporation capital tax	-	-	-	-
Gain on sale of capital assets	-	-	(15,118)	-
Insurance proceeds	-	-	-	-
Reimbursement of administration costs	-	-	-	-
Mineral property recoveries in excess of expenditures	-	-	-	-
Interest and other income	(1,525)	(397)	(2,538)	(2,215)
Loss (gain) on sale of portfolio investments	(21,474)	(49,059)	(44,184)	(96,150)
	(22,999)	(49,456)	(61,840)	(98,365)

Loss for the Period	$(183,468)	$(33,479)	$(352,876)	$(206,010)

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Statement 4
Consolidated Statement of Cash Flows
Canadian Funds

	3 Months Ended January 31	3 Months Ended January 31	9 Months Ended January 31	9 Months Ended January 31
	2004	2003	2004	2003
Operating Activities
Loss for the period	$(183,468)	$(33,479)	$(352,876)	$(206,010)
Items not affecting cash
Loss (gain) on sale of portfolio investments	(21,474)	(49,059)	(44,184)	(96,150)
Loss from equity investments	-	-	-	-
Write-down of investments	-	-	-	-
Stock compensation costs	-	-	10,912	-
Mineral property costs written off	-	-	-	-
Amortization	-	-	-	-
(Gain) on sale of capital assets	-	-	(15,118)	-
	(204,942)	(82,538)	(401,266)	(302,160)
Changes in non-cash working capital	2,867	(26,561)	20,627	(75,347)
	(202,075)	(109,099)	(380,639)	(377,507)
Investing Activities
Proceeds from (purchase of) short-term investments, net	2,404	38,156	17,357	133,216
Proceeds from (purchase of) long-term investments	-	-	-	-
Mineral property expenditures	(92,715)	(11,565)	(114,350)	(166,651)
Recovery of mineral property expenditures	-	-	-	-
Option payments received	-	-	10,000	-
Purchase of capital assets	-	-	(32,479)	-
	(90,311)	26,591	(119,472)	(33,435)
Financing Activities
Advances from (to) related parties	-	-	-	50,482
Loan payable	-	(2,333)	(7,350)	(6,997)
Share subscriptions received	(415,200)	-	-	-
Shares issued, net of issuance costs	1,966,538	70,000	2,466,418	170,000
	1,551,338	67,667	2,459,068	213,485

Net Increase (Decrease) in Cash	1,258,952	(14,841)	1,958,957	(197,457)
Cash position - Beginning of period	913,360	296,418	213,355	479,034
Cash Position - End of Period	$2,172,312	$281,577	$2,172,312	$281,577

Cash Position Consists of:
Cash	$1,438,964	$211,577	$1,438,964	$211,577
Restricted cash - flow-through	733,348	70,000	733,348	70,000
	$2,172,312	$281,577	$2,172,312	$281,577

Supplemental Disclosure of Non-Cash Investing and Financing Activities
Shares issued for mineral properties	$-	$-	$5,000	$60,550
Shares issued for services	$-	$-	$-	$-
Shares issued for debt	$-	$-	$-	$-
Shares issued for finders' fees	$49,480	$-	$49,480	$11,650
Shares received for mineral properties	$3,750	$4,900	$3,750	$-

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule
Consolidated Schedule of Mineral Property Costs

Canadian Funds

	January 31, 2004
	Acquisition Costs	Exploration Costs	Total	April 30 2003 Total
Alaska Properties
Acquisition	$-	$-	$-	$11,234
General exploration costs	-	13,116	13,116	5,831
Sale proceeds	-	-	-	-
	-	13,116	13,116	17,065

Manitoba Property
Starlight
Acquisition	-	-	-	24,000
Geophysical and general	-	-	-	-
Option payments received	-	-	-	-
Reimbursement of exploration costs	-	-	-	(25,000)
	-	-	-	(1,000)

Ontario Properties
Mantle Lake
Acquisition	-	-	-	-
General exploration costs	-	-	-	-
	-	-	-	-
Baird and Birch-Uchi
Acquisition	5,000	-	5,000	3,000
Staking	-	-	-	4,800
General exploration costs	-	9,101	9,101	-
Option payments received	(3,750)	-	(3,750)	(15,000)
	1,250	9,101	10,351	(7,200)

Quebec Properties
Otish Mountain
Acquisition	-	-	-	-
Claim rentals	-	6,770	6,770	-
Geophysical	-	6,947	6,947	30,948
	-	13,717	13,717	30,948
Glitter Lake
Acquisition	-	-	-	2,800
General exploration costs	-	-	-	440
Geophysical	-	-	-	-
Sale proceeds	(10,000)	-	(10,000)	-
	(10,000)	-	(10,000)	3,240
Raglan
Acquisition	-	-	-	10,240
			-
Balance Carried Forward	$(8,750)	$35,934	$27,184	$53,293

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)	Schedule (Cont.)
Consolidated Schedule of Mineral Property Costs

Canadian Funds

	January 31, 2004
	Acquisition Costs	Exploration Costs	Total	April 30 2003 Total
Balance Forward	$(8,750)	$35,934	$27,184	$53,293
Newfoundland Properties
Botwood Basin and Gander
Acquisition	-	-	-	60,500
Staking	-	-	-	24,000
Drilling	-	-	-	56,799
Consulting	-	-	-	58,540
Geophysics	-	-	-	33,784
General exploration costs	-	-	-	819
Government assistance	-	-	-	(39,822)
	-	-	-	194,620

British Columbia Properties
Zeballos
Staking	4,661	-	4,661	-
General exploration costs	-	37,344	37,344	1,370
Assays	-	16,773	16,773	-
Mineral taxes	-	770	770	-

	4,661	54,887	59,548	1,370
New Zealand Properties

Acquisition	-	-	-	-
Staking	-	-	-	-
Drilling	-	-	-	-
Consulting	-	7,389	7,389	-
Geophysics	-	-	-	-
General exploration costs	-	6,479	6,479	-
	-	-	-	-
	-	13,868	13,868	-

Costs for the Year	(4,089)	104,689	100,600	249,283
Balance - Beginning of year	330,100	1,430,086	1,760,186	1,722,849
Mineral property costs written off	-	-	-	(211,946)
Balance - End of Year	$326,011	$1,534,775	$1,860,786	$1,760,186

- See Accompanying Notes -

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

1.

Continued Operations

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

Several adverse conditions cast doubt on the validity of this assumption.  The company has incurred significant operating losses over the past several fiscal years and has an accumulated deficit of $16,715,700.  The ability of the company to continue as a going concern is dependent upon, among other things, obtaining additional financing (Notes 13b and e) to continue operations, explore and develop the mineral properties and the discovery, development and sale of ore reserves.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these consolidated financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

2.

Significant Accounting Policies

a)

Consolidation

These consolidated financial statements include the accounts of the company's wholly owned subsidiaries, CanAlaska Resources Ltd. USA ("U.S.A."), and International CanAlaska de Mexico S.A. de C.V. (inactive).  These subsidiaries have been accounted for using the purchase method.

b)

Cash

For purposes of reporting cash flows, the company considers cash to include amounts held in banks and highly liquid investments with maturities at point of purchase of 90 days or less.  The company places its cash with institutions of high-credit worthiness.

c)

Investments

The company accounts for investments, in which it has a 20% or greater interest or where the company has a significant influence, on the equity basis, whereby the investment is initially recorded at cost and increased or decreased to reflect the company's share of any earnings or losses of the investee.  Other investments are recorded on the cost basis.  Investments are written down to market value when the decline in market value is deemed to be other than temporary.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

2.

Significant Accounting Policies - Continued

d)

Mineral Properties and Deferred Exploration Expenditures

The company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned.  Amounts received on the sale of a resource property, on option payments received or on exploration advances received are treated as a reduction of the cost of the property.  Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties.  The company has investigated title to all of its mineral properties and, to the best of its knowledge, all of its properties are in good standing.

e)

Joint Ventures

Certain of the company's properties are the subject of joint venture agreements.  Where joint venture agreements exist, the company's proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

f)

Environmental Expenditures

The operations of the company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the company vary greatly and are not predictable.  The company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits.  Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

2.

Significant Accounting Policies - Continued

g)

Capital Assets and Amortization

Capital assets are valued at cost less accumulated amortization.  The company provides for amortization on the following basis:

  Office equipment - 20% declining balance method

  Automotive equipment - 30% declining balance method

  Mining equipment - 30% declining balance method

One-half of the above rate is applied in the year of acquisition.

h)

Income Taxes

Income taxes are accounted for using the asset and liability method.  Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities.  The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

i)

Share Capital

i)

The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the company.

ii)

Share capital issued for non-monetary consideration is recorded at an amount based on fair market value reduced by an estimate of transaction costs normally incurred when issuing shares for cash, as determined by the board of directors of the company.

j)

Stock-Based Compensation - Change in Accounting Policy

The company has adopted the new recommendations of CICA Handbook Section 3870, Stock-based compensation and other stock-based payments.  It is applied on a prospective basis and applies to all awards granted by the company on or after 1 May 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

Non-employees

The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method.

Employees

The standard encourages the use of a fair value based method for all awards to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.  Awards that a company has the ability to settle in stock are recorded as equity, whereas awards that the entity is required to or has a practice of settling in cash are recorded as liabilities.  The company has elected to account for employee stock options by measuring compensation cost for options as the excess, if any, of the quoted market price of the company's common shares at the date of grant over the amount an employee must pay to acquire the common shares.  As required for the employee stock options, the company will disclose pro-forma income (loss) and pro-forma earnings (loss) per share using a fair value based method.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

2.

Significant Accounting Policies - Continued

k)

Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

l)

Foreign Currency Translation

The accounts of the company's foreign operations have been translated into Canadian dollars as follows:

  Monetary assets and liabilities at year-end rates,

  All other assets and liabilities at historical rates, and

  Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

m)

Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods.  Actual results could differ from those estimates.

3.

Fair Value of Financial Instruments

The company's financial instruments consist of cash, accounts and advances receivable, portfolio investments, restricted cash, accounts payable and loan payable.  Unless otherwise noted, it is management's opinion that the company is not exposed to significant interest, currency or credit risks arising from the financial instruments.  The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

4.

Portfolio Investments

Details are as follows:

	2003
	Book Value	Market Value	April 30 2003 Book Value
Pacific North West Capital Corp. ("PFN")	$225,924	$1,017,300	$227,035
Freegold Ventures Limited. ("ITF")	133,965	149,434	100,647
Other portfolio investments	79,513	79,513	84,893
	$439,402	$1, 246,247	$412,575

These investments have been accounted for using the cost method.  Both PFN and ITF are companies with certain directors in common with the company.  During the year, the company had a gain on sale on portfolio investments of $ 44,184 of which $ 4,240 was on the sale of PFN shares and $20,425 was on the sale of ITF shares. The maximum percentage owned of PFN or ITF by the company at any time during the year was less than 10%.

5.

Long-Term Investments

Pursuant to a Financing and Management Agreement dated February 2000, the company invested in a 40% interest in WebDispatchers, a British Columbia private company involved in software development.  As at 30 April 2003, the company had invested $546,658 in WebDispatchers.

Due to the ongoing losses of the investment, as well as market conditions, management wrote down its investment in WebDispatchers, in fiscal 2001, to a nominal value.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

6.

Mineral Property Costs

Details are as follows:

a)

Alaska Properties

The company has acquired several mineral claims in the Valdez Creek Mining District, Talkeetna Recording District, Alaska, U.S.A.

i)

Rainbow Hills Claims

The company has a 100% interest in eleven lode mining claims acquired by staking.

ii)

Gold Hills Claims

By agreements dated November 1989, September 1994, November 1995 and October 1999, the company has the option to earn up to a 50% interest in 51 mining claims.  Under the terms of the agreements, the company, at its option, must pay U.S. $28,500 and incur U.S. $250,000 (U.S. $50,000 incurred to date) by July 2005 on exploration and development on the property.

The optionor is controlled by a director of the company.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

6.

Mineral Property Costs - Continued

iii)

Alaska Properties

During the period, the company optioned up to a 65% interest in the Alaska properties to Freegold, a company with directors in common.  To acquire 50% from the company, Freegold must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
Upon execution of the agreement	-	$10,000	$-
Within 5 days of regulatory approval	50,000	-	-
On or before 31 December 2003	-	20,000	10,000
On or before one year from regulatory approval	50,000	-	-
On or before 31 December 2004	-	30,000	150,000
On or before two years from regulatory approval	50,000	-	-
On or before 31 December 2005	-	50,000	250,000
On or before three years from regulatory approval	50,000	-	-
On or before 31 December 2006	-	50,000	450,000
On or before four years from regulatory approval	50,000	-	-
On or before 31 December 2007	-	-	550,000
On or before five years from regulatory approval	50,000	-	-
On or before 31 December 2008	-	-	590,000
	300,000	$160,000	$2,000,000

Freegold is also responsible for the annual rents due on the property.  Once vested, Freegold can increase its interest to 60% by completing a Feasibility Study within two years.  An additional 5% can be earned by commencing commercial production two years after a positive Feasibility Study.  In the event that a bankable Feasibility Study indicates an internal rate of return in excess of 15%, Freegold will be required to make cash payments of $250,000 per year for each year the project is not put into commercial production.

This agreement is subject to regulatory approval.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

6.

Mineral Property Costs - Continued

a)

British Columbia Properties

i)

Quesnel Canyon

The company has a 100% interest in a placer lease located in the Cariboo Mining Division, British Columbia.

Due to a lack of exploration undertaken on the property, management has written down the costs of this property to $1.

ii)

Zeballos

Pursuant to an option and Joint Venture Agreement dated August 1988, and amended November 1998, the company earned a 50% interest in 22 crown granted and 11 reverted crown-granted mineral claims in the Alberni Mining Division of British Columbia by expending in excess of $500,000 on the properties. Due to market conditions and lack of exploration undertaken on the property, management had written off the costs of the property.  CanAlaska acquired a 100% interest in the Property and in December 2003 a small exploration program was undertaken.

c)

Starlight Property, Manitoba

By agreement dated 20 April 2001, the company acquired a 100% interest in the Starlight claims located in northern Manitoba.  The company acquired the property by reimbursing costs of $25,000 and issuing 200,000 common shares.

During the prior year, the company did not complete sufficient assessment work to keep the property in good standing and consequently, the claims were permitted to expire.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

6.

Mineral Property Costs - Continued

d)

Ontario Properties

i)

Baird Property, Ontario

By agreement dated 24 February 2003, the company may earn a 100% interest in certain properties in the Red Lake greenstone belt, known as the Baird property.  As consideration, the company, at its option, must complete the following:

	Issue Shares		Cash Payments
Upon execution of agreement (paid)	-		$3,000
Within 15 days of regulatory approval (issued)	25,000	*	-
On or before 24 February 2004	25,000	*	6,000
On or before 24 February 2005	25,000	*	12,000
On or before 24 February 2006	25,000	*	20,000
On or before 24 February 2007	-		30,000
	100,000		$71,000

*

If the company's share price is higher than $0.51, the number of shares is reduced from 25,000 to 20,000.

The property is subject to a 1.5% Net Smelter Return Royalty ("NSR").  The company can purchase 0.5% of the NSR for $750,000 and has right of first refusal on the remaining 1%.

By an agreement dated 9 April 2003, the company entered into an agreement with Hawkeye Gold International Inc. ("Hawkeye"), by which Hawkeye could earn a 50% interest in the Baird property by issuing 300,000 shares (50,000 received), making cash payments totalling $90,000 and completing $362,500 in exploration expenditures over three years.

Under the terms of the agreement, Hawkeye was to advance $37,500 for the Year 1 expenditures by 15 July 2003, otherwise the agreement would become null and void.  Hawkeye did not advance the funds and the agreement has been terminated.

ii)

Birch-Uchi Property, Ontario

By agreement dated 24 February 2003, the company may earn a 100% interest in certain properties known as the Birch-Uchi property.  As consideration, the company, at its option, must complete the following:

	Issue Shares		Cash Payments
Within 15 days of regulatory approval (issued)	25,000	*	$-
On or before 24 February 2004	25,000	*	6,000
On or before 24 February 2005	25,000	*	12,000
On or before 24 February 2006	25,000	*	20,000
On or before 24 February 2007	-		30,000
	100,000		$68,000

*

If the company's share price is higher than $0.51, the number of shares is reduced from 25,000 to 20,000.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

6.

Mineral Property Costs - Continued

d)

Ontario Properties - Continued

ii)

Birch-Uchi Property, Ontario - Continued

The property is subject to a 1.5% NSR.  The company can purchase 0.5% of the NSR for $750,000 and has right of first refusal on the remaining 1%.

By an agreement dated 9 April 2003, the company entered into an agreement with Hawkeye, by which Hawkeye could earn a 50% interest in the Birch-Uchi property by issuing 300,000 shares (50,000 received), making cash payments totalling $90,000 and completing $362,500 in exploration expenditures over three years.

Under the terms of the agreement, Hawkeye was to advance $37,500 for the Year 1 expenditures by 15 July 2003, otherwise the agreement would become null and void.  Hawkeye did not advance the funds and the agreement has been terminated.

e)

Quebec Properties

i)

Otish Mountain

By agreement dated 6 December 2001, the company has the option to acquire a 100% interest in the Otish Mountain Projects, located in Quebec.  In order to complete the terms of the agreement, the company, at its option, must complete the following:

  Pay $46,456 for reimbursement of staking and transfer costs (paid)

  Issue 200,000 common shares (issued)

  Incur $300,000 of exploration and development expenditures on or before 1 February 2005.  As at 30 April 2003 the company has incurred approximately $160,000.

In addition, the company agreed to pay the optionor:

  a 10% fee for being the field manager (up to $250,000)

  an additional $25,000 in the event the company intersects kimberlite in a drill program

  $50,000 in the event two or more macro diamonds are recovered

The property is subject to a 3% NSR.  The company has the option to reduce the NSR to 1% by making payments of U.S. $3,000,000 within 90 days of commercial production.

ii)

Glitter Lake

The company has acquired a 100% interest in certain mineral claims located near Glitter Lake, Quebec for payment of $32,667 staking costs and the issuance of 40,000 common shares of the company.

The property is subject to a 1.5% NSR.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

6.

Mineral Property Costs - Continued

e)

Quebec Properties - Continued

ii)

Glitter Lake - Continued

By agreement dated 15 August 2003, the company optioned up to a 70% interest in the Glitter Lake property to Pacific North West Capital Corp. (PFN), a company with directors in common.  To acquire a 50% interest, PFN must, at its option, complete the following:

	Issue Shares	Cash Payments	Incur Exploration Expenditures
On or before 15 April 2003 (completed)	-	$-	$50,000
Upon execution of the agreement	-	10,000	-
Within 5 days of regulatory approval	20,000	-	-
On or before 1st year after approval	20,000	-	-
On or before 15 April 2004	-	-	150,000
On or before 15 August 2004	-	15,000	-
On or before 2nd year after approval	20,000	-	-
On or before 15 April 2005	-	-	200,000
On or before 15 August 2005	-	20,000	-
On or before 15 April 2006	-	-	300,000
	60,000	$45,000	$700,000

Upon PFN having vested with a 50% interest by completing the aforementioned payments and obligations, PFN may elect within 45 days to increase its interest to 60% by completing a bankable Feasibility Study within 24 months.  In the event PFN does not complete a bankable Feasibility Study within two years, PFN agrees to make cash payments in the amount of $50,000 per annum for each year the Feasibility Study is not completed. Upon vesting with a 60% interest, PFN may elect within 90 days to earn a 70% interest in the property by placing the property into commercial production within 2 years from the date of this election. In the event that the bankable Feasibility Study indicates an IRR in excess of 15%, PFN agrees to make annual cash payments of $50,000 to the company for each year the project is not placed into commercial production.

In the event that a major mining company elects to participate in the project before PFN vests with a 50% interest, PFN will issue shares to the value of $100,000 to the Company, within 15 days of PFN becoming vested, or such amount which will result in having PFN spend $1,000,000 in exploration expenditures.

PFN and the company will share the NSR buyout privileges in proportion to their respective interests.

This agreement is subject to regulatory approval.

iii)

Raglan

During the year, the company acquired 128 mineral claims (5,306 ha) in the Raglan area of Northern Quebec through staking.  Total consideration for the acquisition was $10,240.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

6.

Mineral Property Costs - Continued

f)

Newfoundland Properties

i)

Botwood Basin

By agreement dated 4 June 2002, the company had the option to acquire a 51% interest in the Paradise Lake, Rolling Pond and Chiouk Brook properties located in Newfoundland.  In order to complete the terms of the agreement, the company could, at its option, make payments, issue shares and incur exploration costs as follows:

	Payments	Shares	Cumulative Exploration Expenditures
Upon signing (paid, issued and incurred)	$20,000	125,000	$150,000
On or before 4 June 2003	25,000	125,000	$350,000
On or before 4 June 2004	30,000	100,000	$600,000
On or before 4 June 2005	35,000	100,000	$1,000,000
	$110,000	450,000

ii)

Gander

The company acquired by staking, 400 claims located in the Gander area of Newfoundland, subject to a 1% NSR.

During the year ended April 30, 2003, all amounts relating to the Newfoundland properties were written off.

g)

New Zealand Properties

i)

Cascade Projects

By agreement dated 28 November 2003, the company may earn a 100% interest in the Cascade Projects and 100% interest of a New Zealand Company.  In order to complete the terms of the agreement, the company could, at its option, make payments, and issue shares as follows:

Cascade Project A

		Payments	Shares
Within 5 days of regulatory approval	$	US 20,000	150,000
On or before 17 March 2005		-	75,000
On or before 17 March 2006		-	75,000

	$	US 20,000	300,000

Cascade Project B

		Payments	Shares
Within 5 days of regulatory approval		$-	150,000
On or before 17 March 2005		-	75,000
On or before 17 March 2006		US 10,000	75,000
On or before 17 March 2007		US 10,000
	$	US 20,000	300,000

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

7.

Capital Assets

Details are as follows:

	Cost	Accumulated Amortization	January 31 2004 Net Book Value	April 30 2003 Net Book Value
Office equipment	$192,922	$165,040	$27,882	$29,674
Automotive equipment	35,535	-	35,535	16,382
Mining equipment	215,516	211,356	4,160	4,160
	$443,973	$376,396	$67,577	$50,216

8.

Loan Payable

The loan payable which is secured by a company vehicle was paid off during the quarter ended July 31, 2003.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

9.

Share Capital

a)

Shares Issued

During the period, the company issued 50,000 shares for mineral properties at a value of $5,000.

During the period, the company closed a private placement of up to 1,500,000 shares at $0.10 per share for gross proceeds of up to $150,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share of the company at a price of $0.12 for a three year period from the date of closing.  A finders fee of 7% was paid.

During the period, the company closed a private placement of up to 3,500,000 units for gross proceeds of up to $350,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share for $0.12 for a period ending two years from the closing date of the placement.  A finders fee of 7% was payable in units.

During the period, the company closed a private placement of up to 2,000,000 units for gross proceeds of up to $460,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share for $0.33 for a period ending one year from the closing date of the placement.  A finders fee of 7% was paid in cash and shares.

During the period, the company closed a private placement of up to 2,000,000 units for gross proceeds of up to $700,000.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase an additional common share for $0.45 for a period ending one year from the closing date of the placement.  A finders fee of 7% was be paid in cash and shares.

b)

Flow-Through Shares

During the period, the company issued 2,118,944 flow-through units by private placement for gross proceeds of $741,630. Each unit consisted of one flow-through share and one-half of a non-transferable common share purchase warrant.  Each full warrant entitled the holder thereof to purchase one additional common share of the company at a purchase price of $0.45 expiring 18 December 2004.  A finders fee of 7% may be paid in cash or shares.

Flow-through shares are shares issued by a company that incurs certain resource expenditures and then renounces them for Canadian tax purposes.  This allows the expenditures to flow through to the subscriber for tax purposes.  The subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares must be spent on qualified mineral exploration before December 31, 2004.  The use of proceeds from flow-through shares is restricted to certain Canadian Exploration Expenditures ("CEE") under Canadian Income Tax Legislation.  Restricted Cash - Flow-Through represents funds received from the flow-through issuance which are not spent on qualifying CEE as at the balance sheet date.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

9.

Share Capital - Continued

c)

Share Purchase Options

The company has established a share purchase option plan whereby the board of directors may, from time to time, grant options to directors, officers, employees or consultants.  Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the company's board of directors.  The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date.  Options vest on the grant date.

A summary of the company's options at 31 January 2004 and April 30, 2003, and the changes for the years ending on those dates, is as follows:

	January 31, 2004		April 30, 2003
	Options Outstanding	Weighted Average Exercise Price	Options Outstanding	Weighted Average Exercise Price
Balance - Beginning of year	500,065	$0.50	500,065	$0.50
Granted	100,000	0.10	-	-
Granted	1,000,000	0.25	-	-
Granted	150,000	0.32	-	-
Granted	160,000	0.20	-	-
Exercised	(40,000)	0.15	-	-
Expired	(48,000)	0.50	-	-
Balance - End of year	1,822,065	$0.30	500,065	$0.50

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

9.

Share Capital - Continued

c)

Share Purchase Options - Continued

As at 31 January 2004, the following share purchase options are outstanding:

	Number	Exercise Price	Expiry Date
Options
	37,000	$ 0.50	2 February 2004
	20,000	$ 0.50	31 May 2004
	202,000	$ 0.50	23 February 2005
	85,000	$ 0.50	18 April 2006
	10,000	$ 0.50	7 August 2006
	22,500	$ 0.50	28 August 2006
	38,900	$ 0.50	15 May 2007
	36,665	$ 0.50	24 November 2007
	100,000	$ 0.10	26 May 2008
	1,000,000	$ 0.25	10 September 2008
	120,000	$ 0.20	1 September 2004
	150,000	$ 0.32	1 May 2005

1,822,065

i)

Non-employees were granted 520,000 options.  This resulted in compensation expense of $10,912, which has been recorded in consulting fees for the period ended 31, January 2004.  The offsetting entry is to contributed surplus.

ii)

The pro forma effect on net loss for the period ended 31 January 2004 of the actual results had the company accounted for the 580,000,000 stock options granted to directors and employees using the fair value method is as follows:

Net loss for the period
Reported	$(352,876)
Pro forma	$(366,564)

iii)

The fair value of stock options used to calculate compensation expense for both employees and non-employees is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

Average risk-free interest rate	3.82%
Expected dividend yield	NIL
Expected stock price volatility	102%
Average expected option life in years	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

9.

Share Capital - Continued

d)

Share Purchase Warrants

As at 31 January 2004, the following share purchase warrants are outstanding:

	Number	Exercise Price	Expiry Date
Warrants
	2,495,000	$ 0.35	10 April 2006
	1,600,000	$ 0.10	15 January 2007
	1,000,000	$ 0.12	14 November 2007
	1,450,000	$ 0.12	9 September 2006
	3,745,000	$ 0.12	2 October 2005
	1,000,000	$ 0.33	4 November 2004
	1,089,472	$ 0.45	18 December 2004
12,379,472

10.

Related Party Transactions

Except as disclosed elsewhere in these consolidated financial statements, related party transactions are as follows:

a)

During the year, the company paid:

	January 31, 2004	April 30, 2003
Consulting fees to a company controlled by an officer of the company	$12,737	$15,397
Management fees to a company controlled by a director of the company	$72,090	$88,200
Rent to a company controlled by a director of the company	$30,011	$40,015
Accounting fees to a company controlled by an officer of the company	$9,500	$10,950

CanAlaska Ventures Ltd. (An Exploration Stage Company)
Notes to Consolidated Financial Statements
31 January 2004
Canadian Funds

11.

Income Taxes

The company has non-capital losses for income tax purposes of approximately $4,382,000 that may be applied against taxable income in future years and expire as follows:

Amount
2004	$340,000
2005	772,000
2006	523,000
2007	625,000
2008	417,000
2009	1,079,000
2010	626,000
$4,382,000

The company also has approximately $3,759,000 in Canadian and foreign exploration and development expense pools available for carryforward.

The potential future tax benefits of these expenditures and tax losses have not been recognized in these consolidated financial statements.

12.

Commitments

a)

By agreement effective 1 June 1995, the company entered into a three-year management agreement with a company controlled by a director and officer.  Compensation is $7,000 per month plus benefits.  The officer and director is also entitled to receive up to 20% of all stock options granted during the period that the agreement is in place.  This agreement is renewable at three year periods with mutual consent.  The company may terminate the agreement at any time but will be responsible to pay $84,000 plus one year's compensation.

b)

By agreement dated 1 July 2000, the company entered into a five year lease for premises with a company controlled by a director and officer.  Minimum basic rent is as follows:

Amount
2004	$25,272
2005	$25,272
2006 (expiry in June 2005)	$4,212

In addition to the basic rent, the company is responsible for its proportionate share of property taxes and operating costs.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia

INCORPORATED AS PART OF:

	Schedule A
X	Schedules B and C

(Place X in appropriate categor

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
CANALASKA VENTURES LTD.	04/01/31	04/03/29

ISSUER'S ADDRESS

2303 WEST 41ST. AVENUE

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER,	B.C.	V6M 2A3	604-688-2582	604-685-1870

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
HARRY BARR	PRESIDENT	604-685-1870

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
	www.canalaska.com

CERTIFICATE

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"HARRY BARR"	HARRY BARR	04/03/29

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"BERNARD BARLIN"	BERNARD BARLIN	04/03/29

(Electronic signatures should be entered in "quotations".)

PRESIDENT'S LETTER

Management of CanAlaska Ventures Ltd. (CanAlaska) is pleased to report on its activities for the past quarter.  Most recently, CanAlaska has made application for two additional mineral exploration licences in New Zealand. Realizing that New Zealand has been significantly under explored and shares many geological characteristics as Alaska, CanAlaska began an aggressive acquisition program in late 2003.  These newest applications were made as a result of an extensive data review and field visits by CanAlaska's Canadian and New Zealand geologists throughout December and January.

In addition to its two most recent license applications, CanAlaska may earn a 100% interest in the Cascade Projects. The Cascade Projects are located in the Buller/Reefton Area. The Reefton Gold Field, on the West Coast of the South Island, produced more than 2 million ounces (62 tonnes) of gold from 1870 until 1951. The Cascade Projects are located NW of the Reefton Gold Field in mineralized granites, and have striking similarities to the 5.6 million ounce Pogo Deposit under development by Teck-Cominco in Alaska.

Management considers New Zealand as an exceptional exploration opportunity, with many of its current targets having excellent potential to host economic gold mineralization at depth or in other nearby environments.

In addition to its New Zealand opportunities, CanAlaska also continues to maintain an active property portfolio in North America including 128 claims in the Raglan Nickel Belt of Northern Quebec. Recent interest has been fuelled by high-grade platinum group metal values announced by Canadian Royalties in late 2002, which triggered one of the largest staking rushes in recent history. The Company is currently seeking a joint venture partner to explore this property.

Gold in Alaska - Rainbow Hill

Last fall, CanAlaska entered into a joint venture to explore its Rainbow Hill Property, located approximately 3 miles upstream from the Valdez Creek placer gold mine which produced over 500,000 troy ounce of gold during its mine life which ended in 1996. Most of the placer gold production from the district came from Valdez Creek and its major south tributary, White Creek. Historic lode gold production amounted to less than 1,000 ounces, most of it coming from the Black Creek mine on the south end of Lucky Hill and the Timberline Creek mine. Rainbow Hill is centered on Gold Hill and Lucky Hill. Drill permits have been applied for with drilling slated for May 2004.

An active North American acquisition program is being planned in conjunction with exploration plans for the 2004 field season.

Thank you, our shareholders for your continued support. Should you have any further questions please do not hesitate to call us at 1.800.667.1870 or visit our website at www.canalaska.com

"Harry Barr"

Harry Barr

President and CEO

MANAGEMENT DISCUSSION AND ANALYSIS OF OPERATING RESULTS

The following discussions and analysis should be read in conjunction with the consolidated financial statements.

Results of Operations

The third quarter ending January 31, 2004 resulted in a net loss of $352,876 which compares with a loss of $206,010 for the same period in 2003. General and administrative expenses for the quarter ending January 31, 2004 were $414,716, an increase of $110,341 over the same period in 2003. Consulting fees of $114,558 were recorded which included $10,912 in stock option compensation costs. A capital gain of $15,118 was realized on the sale of the company vehicle while all other general and administrative costs were comparable to the previous year.

A capital gain of $44,184 on sale of portfolio investments was also realized as compared to $96,150 during the same period in 2003. During the period, 1,100,000 stock options were granted with the fair value of these stock options using the Black-Scholes Option Pricing Model for non-employees used to calculate the value of $10,912 and the pro forma value of $13,688 to directors and employees disclosed in note 9c2.

During the quarter ended January 31, 2004, $114,350 was incurred on mineral property expenditures. 50,000 shares were issued at a value of $5,000 while 25,000 shares were received at a value of $3,750. An option payment of $10,000 was received on the Glitter Lake, Quebec property.

Investor and shareholder relation's activities undertaken by the company during the quarter ended January 31, 2004 cost $60,834 as compared to $36,392 for the same period in 2003.  These activities included attendance at various trade shows.

 Liquidity and Capital Resources

At January 31, 2004, the Company's working capital, defined as current assets less current liabilities, was $1,861,973 compared with working capital of $522,942 at April 30, 2003.

The Company has a portfolio of investments with a book value of $439,402 and a market value of $1,246,247 as at January 31, 2004. The main investments consist of 1,017,300 shares of Pacific North West Capital Corp. ("PFN") and 293,007 shares of Freegold Ventures Limited ("ITF"), which have certain directors in common. These amounts are included in the above working capital.

During the period ended January 31, 2004, 50,000 shares of the Company were issued for mineral properties.  At January 31, 2004, the Company had flow-through funds of $733,348 which have to be spent before December 31, 2004. The Company has total issued and outstanding of 26,864,439 shares at January 31, 2004.

During the period ended January 31, 2004, the company closed several private placements of 11,363,944 shares for gross proceeds of up to $2,426,130.  A finder's fee of 147,045 shares was paid.   A further 588,333 warrants and 40,000 options were exercised for proceeds for $90,417.

 CANALASKA VENTURES LTD.

MAY 1, 2003 - JANUARY 31, 2004

(IN CANADIAN DOLLARS)

SCHEDULE B

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

See financial statements for details.

2.

RELATED PARTY TRANSACTIONS

See financial statements for details.

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED DURING THE PERIOD

a)

Securities issued:

See financial statements for details.

b)

Options granted:

See financial statements for details.

4.

SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a)

Authorized share capital:

See financial statements for details.

a)

Shares issued and outstanding:

See financial statements for details.

c)

Options, warrants and convertible securities outstanding:

See financial statements for details.

d)

Shares subject to escrow or pooling agreements.

See financial statements for details.

CANALASKA VENTURES LTD.

MAY 1, 2003 - JANUARY 31, 2004

(IN CANADIAN DOLLARS)

SCHEDULE B

5.

NAMES OF DIRECTORS AND OFFICERS AS AT THE DATE THIS REPORT IS SIGNED AND FILED

Harry Barr

President and Director

Colin Bird

Director

Bernard Barlin

Director

Hubert Marleau

Director

Taryn Downing

Corporate Secretary and Director

Gordon Steblin

Chief Financial Officer